Exhibit VII

THE MEMBER COUNTRIES

The following information has been extracted from publicly available sources. While we believe that the information is reliable, we have not independently verified it. We undertake no obligation to update any of these figures or amend them if the public sources are subsequently revised.

As used herein, the terms “EUR” and “euro” refer to the currency introduced on January 1, 1999, and adopted by the economic and monetary union of the European Union (“EMU”) as the unit of account of the institutions of the European Communities as well as the currency of the nineteen participating member states of the EMU and the unit of account of the central banks of such member states. On December 31, 2018, the EUR/USD exchange rate as published by the European Central Bank was 1.1450 U.S. dollars per one euro. No representation is made that EUR amounts actually represented, or have been or could be converted into, U.S. dollars at such rate or at any other rates on such date.

Selected Demographic and Economic Data

The following table presents selected demographic and economic data for NIB’s member countries for the years indicated:

	Denmark	Estonia	Finland	Iceland	Latvia	Lithuania	Norway	Sweden
Population
2018	5,781,190	1,319,133	5,513,130	348,450	1,934,379	2,808,901	5,295,619	10,120,242
2017	5,748,769	1,315,635	5,503,297	338,349	1,950,116	2,847,904	5,258,317	9,995,153
2016	5,707,251	1,315,944	5,487,308	332,529	1,968,957	2,888,558	5,210,721	9,851,017
Nominal GDP (EUR millions)
2018	297,633.6	25,656.9	233,555.0	21,917.7	29,523.7	45,113.6	368,546.4	467,011.9
2017	292,806.0	23,615.1	223,892.0	21,709.2	27,033.1	42,190.8	354,287.4	475,224.2
2016	282,089.9	21,682.6	216,073.0	18,646.1	25,037.7	38,849.4	335,747.5	463,147.5

Nominal GDP (EUR per capita)
2018	51,400	19,500	42,300	n/a	15,300	16,100	69,400	45,900
2017	50,800	18,000	40,600	63,200	13,900	14,900	67,100	47,200
2016	49,200	16,500	39,300	55,600	12,800	13,500	64,100	46,700
Real GDP (1) (EUR per capita)
2018	47,500	15,100	36,700	n/a	12,300	13,300	69,500	43,300
2017	47,100	14,600	35,900	38,600	11,600	12,700	69,100	42,800
2016	46,300	13,900	35,100	37,700	11,000	12,000	68,200	42,500
Harmonized Consumer Price Index – Inflation Rate (2) (in %)
2018	0.7	3.4	1.2	0.7	2.6	2.5	3.0	2.0
2017	1.1	3.7	0.8	-1.7	2.9	3.7	1.9	1.9
2016	0.0	0.8	0.4	0.8	0.1	0.7	3.9	1.1
Industrial Product Price Index (3) (in %)
2018	-3.0	0.2	-0.4	n/a	0.7	-1.1	-0.3	0.0
2017	-1.1	-0.3	0.3	n/a	0.3	-0.6	0.6	1.1
2016	-0.2	-0.6	0.2	n/a	0.7	0.6	-0.1	1.3
Unemployment (in %)
2018	5.0	5.4	7.4	2.7	7.4	6.2	3.8	6.3
2017	5.7(8)	5.8	8.6	2.7	8.7	7.1	4.2	6.7
2016	6.2(8)	6.8	8.8	3.0	9.6	7.9	4.7	7.0

Balance of Payments (4) (5) (EUR millions)
2018	6,195.1	128.7	-139.0	2.2	-76.0	748.4	4,860.7	3,838.8
2017	5,405.4	256.5	796.0	54.2	261.0	501.8	3,518.1	3,621.7
2016	7,041.4	80.8	-612.0	359.8	50.0	201.9	4,913.0	5,777.8
Public Finance (6) (EUR millions)
2018	1,521.1	-142.0	-1,554.0	n/a	-295.4	297.6	n/a	4,210.6
2017	4,245.0	-90.7	-1,811.0	n/a	-155.7	205.2	n/a	6,707.5
2016	-206	-71.1	-3,714.0	n/a	16.2	93.9	n/a	4,637.1
Public Debt (7) (in %)
2018	34.1	8.4	58.9	n/a	35.9	34.2	n/a	38.8
2017	35.5	9.2	61.3	n/a	40.0	39.4	n/a	40.8
2016	37.2	9.2	63.0	n/a	40.3	40.0	n/a	42.4

Source: Eurostat.

n/a	Not available.

(1)	Amounts shown are chain-linked through successive application of the GDP growth rates to the previous year’s prices, with the price figures of 2010 as the reference year.

(2)	Percentage change as compared to previous year.

(3)	Percentage change as compared to previous year. Excludes construction, sewerage, waste management and remediation activities.

(4)	Current account.

(5)	Amounts shown are for Q4.

(6)	Deficit or surplus.

(7)	Public debt as a percentage of GDP.

(8)	Break in time series.